May 28, 2025
VIA E-MAIL
Pamela Poland Chen, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

               Re:    Privacore VPC Asset Backed Credit Fund
                      File No. 333-286938

Dear Ms. Chen:
        On May 2, 2025, you filed a registration statement on Form N-2 for Privacore VPC Asset
Backed Credit Fund (the    Fund   ). Our comments are set forth below. For
convenience, we
generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.
PROSPECTUS
Cover Page
1. The fourth sentence of the second paragraph on the cover page states that Asset Backed
   Credit Instruments    include   , among other things,    direct and indirect
credit and credit-
   related investments   . Please replace    include    with a different term
to provide a definition of
   Asset Backed Credit Instruments rather than only examples of such instruments. Please also
   disclose what    indirect [emphasis added] credit and credit-related
investments    are.
2. The fifth sentence of the second paragraph on the cover page refers to other credit-related
   investments   . Inasmuch as the Fund   s name suggests investments in
asset-backed credit,
   rather than only credit, please replace this term with    other asset backed
credit-related
   investments   . Please also identify any other such asset backed
credit-related investments that
   are to be included in the Fund   s 80% investment policy and disclose any
corresponding risks
   in the General Risks section.
3. The sixth sentence of the second paragraph on the cover page refers to
hard assets   . Please
   disclose what hard assets are.
4. The seventh sentence of the second paragraph on the cover page identifies investments in which the Fund may invest. Please revise this sentence to clarify that certain of these
   investments are    Asset Backed Credit Instruments    (e.g.,    residential
and commercial real
   estate    is not an asset-backed credit instrument).
 Pamela Poland Chen, Esq.
Page 2
May 27, 2025

5. The first sentence of the seventh paragraph on the cover page states that the Fund has adopted a fundamental policy to make repurchase offers of not less than 5% or more than
   25% of the Fund   s outstanding Shares. Please disclose the specific amount
of the Fund   s
   Shares that the Fund expects to repurchase. Also, please disclose in this paragraph the intervals between deadlines for repurchase requests, pricing and repayment. See Guide 10 to
   Form N-2.
6. Please revise the last bolded bullet point on the cover page to clarify what risk results from the sale of assets by the Sub-Adviser (e.g., sale of Fund assets at a loss).
Fund Summary     Investment Objectives and Strategies (pages 1     3)
7. Please insert the word    Principal    before the word    Strategies    in
the heading of this section.
   See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear
   and concise description of the key features [emphasis added]    of the
Registrant).
8. The second sentence of the second paragraph of this section refers to
related derivatives   .
   Please identify here the types of derivatives in which the Fund will principally invest.
9. On page 2, the second paragraph describes Asset Backed Credit Instruments in which the
   Fund will invest. Please disclose any credit quality policy and maturity policy that applies to these investments.
10. On page 2, the second to last bullet point refers to    particular
verticals   . Please disclose this
    phrase in plain English. See Rule 421(b)(4) under the Securities Act of
1933 (   Securities
    Act   ).
Summary of Fund Expenses (pages 8     10)
11. The second to last sentence of footnote eight states that the Expense Limitation Agreement has an initial term of one year. Please disclose the expiration date of the Expense Limitation
    Agreement.
Use of Proceeds (page 10)
12. The first sentence of this section states that the proceeds from the sale of Shares of the Fund
    will be invested by the Fund    as soon as practicable after receipt of
such proceeds   . Please
    disclose with greater specificity how long it is expected to take to fully invest the net
    proceeds (rather than stating that such proceeds will be invested    as
soon as practicable after
    receipt   ), the reasons for any anticipated lengthy delay in investing the net proceeds, and the
    consequences of any delay. See Item 7.2. of Form N-2.
Investment Objective and Strategies (pages 10     16)
13. Please insert the word    Principal    before    Strategies    in the
heading of this section. Please
    also move disclosure of any non-principal strategies to a separate section with a separate heading indicating that such strategies are non-principal. See Items 8.2. and 8.4. of Form N-2 and Instruction 1 to Item 8.4.
 Pamela Poland Chen, Esq.
Page 3
May 27, 2025

14. On page 11, the last bullet point refers to    [s]tretch    senior secured
term loans. Please
    disclose what stretch means in this context. See Rule 421(b)(4) under the Securities Act.
15. On page 12, the first bullet point refers to    equity-like structures   .
Please explain to us why
    an equity-like structure investment is appropriate to include in the Fund s 80% investment policy in Asset Backed Credit Instruments. See Rule 35d-1(a)(2)(i) under the Investment
    Company Act of 1940 (   1940 Act   ).
16. On page 12, the first sentence of the first full paragraph refers to
private securitizations   .
    Please clarify what private securitizations are (e.g., privately-offered securitizations).
General Risks (pages 16     54)
17. Inasmuch as the Fund Summary only cross references this section in
disclosing the Fund   s
    risks, please disclose that the risks included in this section are principal risks and move any non-principal risks to a separate section with a separate heading indicating that such risks are non-principal risks. See Item 8.3.a. of Form N-2.
18. On page 26, under    Transactions with Affiliates   , disclosure indicates
that the Fund has
    applied for co-investment exemptive relief. Please disclose that there is no assurance that such relief will be granted.
19. On page 41, under    PIK Interest   , please disclose the risks of
including PIK interest in Pre-
    Incentive Fee Net Investment Income (as disclosed on page 4) on which the Fund pays the
    Adviser an incentive fee.
20. On page 49, the first sentence under    Concentration of Investments
states that except to the
    extent required by applicable law and the Fund   s fundamental policies,
there are no
    limitations imposed by the Advisers as to the amount of Fund assets that may be invested in
    any single industry or group of industries, subject to the Fund   s policy
not to concentrate in a
    particular industry or group of industries. Please revise this sentence to
(i) remove disclosure
    that there are not limitations as to the amount of Fund assets that may be invested in any single industry or group of industries and (ii) disclose that the Fund may not invest more than
    25% of its assets in any industry or group of industries.
Management of the Fund     Investment Management Agreements (page 56)
21. The last sentence of the second paragraph of this section states that the Investment
    Management Agreement provides for indemnification against liability or expense so long as
    the liability or expense is not incurred by reason of an Adviser Party   s
  willful misfeasance,
    gross negligence or reckless disregard of its obligations to the Fund.
Please add    bad faith
    to this quoted language. See Section 17(i) of the 1940 Act.
Incentive Fee (pages 57     58)
22. Please disclose a graphical representation of the Incentive Fee and an example showing how it is calculated.
 Pamela Poland Chen, Esq.
Page 4
May 27, 2025

Distribution and Service Plan (page 59)
23. In the first sentence of this section, if accurate, please replace
applied for    with    obtained   .
Voting (page 62)
24. The first sentence of this section states that each Shareholder will have the right to cast a
    number of votes based on the value of such Shareholder   s Shares. Please
revise this sentence
    to reflect Section 6.1 of the Fund   s Declaration of Trust, which states
that a Shareholder is
    entitled to one vote for each Share held.
Purchasing Shares     Purchase Terms (page 80)
25. The first sentence of the second paragraph of this section states that the Fund may offer Class
    I Shares to certain feeder vehicles, which in turn offer interests in those vehicles to investors, and that the Fund expects to conduct such offerings pursuant to exceptions from registration under the Securities Act and not as a part of this offering. Please provide a legal analysis as to us why such offerings to certain feeder vehicles, which in turn offer interests in those vehicles to investors, should not be integrated with this public offering
of the Fund   s Shares.
    See Rule 152 under the Securities Act.
Purchasing Shares     Sales Charge     Class S Shares and Class D Shares (pages
81     82)
26. On page 82, the second sentence of the second paragraph states that financial intermediaries may reduce or waive the sales charge under certain circumstances. Please disclose such reductions and waivers provided by each such intermediary or, alternatively, disclose that there are currently no financial intermediaries that offer sales charge waivers or reductions.
    See Item 12(a) of Form N-1A and IM Guidance Update 2016-06, at text preceding footnote
    5. See also application for exemptive relief filed by Privacore PCAAM Alternative Income
    Fund on August 30, 2024, at text preceding and following footnote 19.
Additional Information     Subsidiaries (pages 83     84)
27. The first sentence of this section states that the Fund may make investments through
    Subsidiaries. Please respond to the following comments regarding the Subsidiaries.
       a. Confirm that any investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement as it is a material contract.
       b. Confirm that the financial statements of any wholly-owned or substantially owned
          Subsidiary will be consolidated with those of the Fund. If not, explain why not.
       c. Tell us if any of the Fund   s wholly-owned or substantially owned
Subsidiary will
          charge a management fee. If so, please confirm to us that the management fees
          (including performance fees) of any Subsidiary whose financial statements are consolidated with those of the Fund will be included in the
Management Fee    line
 Pamela Poland Chen, Esq.
Page 5
May 27, 2025

            item of the fee table and any such special purpose vehicle   s
other expenses will be
            included in the    Other Expenses    line item of the fee table.
        d. Confirm that the Subsidiaries and their boards of directors will agree to inspection by
           the staff of the Subsidiaries    books and records, which will be
maintained in
           accordance with Section 31 of the 1940 Act and the rules thereunder.
        e. If any Subsidiaries will be foreign entities, confirm that such Subsidiaries and their boards of directors will agree to designate an agent for service of process in the
           United States.
Additional Information     Derivative Actions/Exclusive Forum (pages 84     85)
28. On page 85, the last sentence of the second paragraph states that the Declaration of Trust
    provides that the    foregoing provisions    will not apply to claims
brought under the federal
    securities laws. Inasmuch as three paragraphs of disclosure precede this sentence, please
    clarify with greater specificity the    foregoing provisions    that do not
apply to claims brought
    under the federal securities laws.
STATEMENT OF ADDITIONAL INFORMATION
Fundamental Policies (pages 1     3)
29. On page 1, disclosure states that the Fund may not concentrate in a particular industry or group of industries. Please note that staff believes that asset-backed securities can not be excluded from this concentration policy because concentrated investments in asset-backed securities can expose investors to risks common to one industry. Staff takes the position that every investment, other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions
    (excluding private activity municipal debt securities) is an investment in some industry or group of industries. Accordingly, a fund must determine which industry classification(s)
    reasonably applies with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider the nature of an
asset-backed security   s
    underlying receivables (e.g., auto loans, aircraft leases etc.) to determine its industry classification for purposes of its concentration policy. A fund could also reasonably choose to classify its non-mortgage related asset-backed investments in a single industry for concentration purposes.
PART C     OTHER INFORMATION
Item 25. Financial Statements and Exhibits (page C-1)
30. Please revise the last sentence of Section 10.2 of the Declaration of Trust (filed as exhibit
    (a)(1)) to add    Except as to duties (including state law fiduciary duties
of loyalty and care)
    and liabilities with respect to matters arising under the federal
securities laws,    at the start of
    such sentence.
 Pamela Poland Chen, Esq.
Page 6
May 27, 2025

31. Section 4.3 of the Bylaws (filed as exhibit (b)) states that, at any meeting of Shareholders, the
    Trust will consider broker non-votes as present for purposes of determining whether a quorum is present. Please revise Section 4.3 to clarify that broker non-votes cannot always be treated as present for quorum purposes. See e.g., NYSE Rule 452.10, which allows brokers to vote only on certain types of matters if the beneficial owner of the stock has not provided voting instructions to the broker.
32. Please confirm to us that the Opinion of Counsel to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin 19.
Item 34. Undertakings (pages C-3     C-4)
33. If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4 of Form N-2.
34. Please include undertaking 34.6 of Form N-2. See Rule 484 under the Securities Act.
Signature Page
35. The registration statement is signed by a single trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all persons required by Section 6(a) of the Securities Act, including a majority of the Trustees. Please also file as exhibits any powers of attorney that are used to sign the signature page. See Rule 483(b) under the
    Securities Act.
GENERAL COMMENTS
36. We note that many portions of your filing are incomplete or to be updated by amendment.
    We may have additional comments on such portions when you complete them in pre-
    effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
37. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
38. Please advise us if you have submitted or expect to submit any exemptive applications, other than the application for co-investment relief, or no-action requests in connection with your registration statement.
39. Responses to this letter should be in the form of a pre-effective amendment filed by the Fund pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
 Pamela Poland Chen, Esq.
Page 7
May 27, 2025

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                               * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.
                                                            Sincerely,
                                                            /s/ Anu Dubey
                                                            Anu Dubey
                                                            Senior Counsel
cc:    Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief
       Jason Fox, Staff Accountant